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                              May 17, 2024

       George Schrade
       Principal Financial Officer
       Graham Alternative Investment Fund I LLC
       c/o Graham Capital Management, L.P.
       40 Highland Avenue
       Rowayton, CT 06853

                                                        Re: Graham Alternative
Investment Fund I LLC
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 000-53965

       Dear George Schrade:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Graham Alternative Investment Fund I LLC
       Core Macro Portfolio
       Financial Statements, page 40

   1. You only provide financial statements for Core Macro Portfolio, one of the series of Graham Alternative
Investment Fund I LLC (the registrant). Please revise future filings to also include
financial statements for the registrant, Graham Alternative Investment
                                                        Fund I LLC. Refer to
Question 104.01 of the Compliance and Disclosure Interpretations
                                                        for Securities Act
Section.
       Item 9A. Controls and Procedures, page 103

   2. Please revise the disclosure in future filings regarding your evaluation of the effectiveness of disclosure controls
and procedures and internal control over financial reporting to present your
conclusions for both the series and the registrant. In addition, you should include in this section
a statement whether the principal executive officer and principal
 George Schrade
Graham Alternative Investment Fund I LLC
May 17, 2024
Page 2
         financial officer certifications are applicable to the series as well as to the registrant. Refer to Question 104.01 of the Compliance and Disclosure Interpretations for Securities Act
         Section.
Exhibits

3. Refer to Exhibits 31.1 and 31.2. Please revise future filings to include the introductory language in paragraph 4, referring to internal control over financial reporting.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Tillan at 202-551-3604 or David Irving at 202-551-3321 with any questions.



FirstName LastNameGeorge Schrade                    Sincerely,
Comapany NameGraham Alternative Investment Fund I LLC
                                                    Division of Corporation
Finance
May 17, 2024 Page 2                                 Office of Crypto Assets
FirstName LastName